QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

February 5, 2015

Mr. Justin Dobbie

Ms. Loan Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.20549

Re:	Quest Management Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 26, 2015 File No. 333-201215

Dear Mr. Dobbie and Ms. Nguyen,

Thank you for your further review of our Registration Statement. In response to your comments of February 3, 2015 we have amended the Registration Statement as follows:

Our Company, page 3

1.

We note your response to our prior comment 5. We note disclosure on page 21 that you are a development stage company with limited operations to date such as designing your website and engaging in market research. Please include the address of your website or revise your disclosure to clarify that you do not currently have an operational website.

We have modified disclosure throughout the document to state the website development is ongoing and the website is not yet operational.

Rick Factors, page 8

We are an “emerging growth company,”, page 14

2.

We note your response to our prior comment 7 and revised disclosure on page 7. Please reconcile the disclosure in the second paragraph here with your revised disclosure on page 7 that you have “elected not to opt out of the transition period” for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

We have reconciled the statements.

Use of Proceeds, page 15

3.

We note your response to our prior comment 9 that you will use cash on hand and, if necessary, loans from your director rather than offering proceeds to pay for the expenses of this offering. Given that your current available cash is not sufficient to cover offering expenses, please clarify the disclosure here to make it consistent with your response to us.

We have included the disclosure.

1

QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dmitrij Ozolins

Dmitrij Ozolins

President and Chief Executive Officer